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                           November 27, 2023

       Dennis G. Schuh
       Chief Executive Officer and President
       Starwood Credit Real Estate Income Trust
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Credit
Real Estate Income Trust
                                                            Amendment No. 3 to
Form 10-12G
                                                            Filed October 31,
2023
                                                            File No. 000-56577

       Dear Dennis G. Schuh:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Form 10

       General

   1.                                                   We note your response
to the staff   s comments about the company   s status as an
                                                        investment company as
defined in sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment
                                                        Company Act of 1940, as
amended (   Investment Company Act   ). Please supplement
                                                        your risk factor
disclosure to add discussion about the company   s intention to rely on
                                                        section 3(c)(6) of the
Investment Company Act and the company   s subsidiaries    intention
                                                        to rely on section
3(c)(5) of the Investment Company Act.
 Dennis G. Schuh
Starwood Credit Real Estate Income Trust
November 27, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameDennis G. Schuh
                                                      Division of Corporation
Finance
Comapany NameStarwood Credit Real Estate Income Trust
                                                      Office of Real Estate &
Construction
November 27, 2023 Page 2
cc:       Ryan Bekkerus, Esq.
FirstName LastName